UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to
File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934

Commission File Number 333-152621

SONTERA DESIGN INC.
___________________________________________________________________________
(Exact name of registrant as specified in its charter)

1702-45 Kingsbridge Garden Circle
Mississauga, Ontario
Canada LR 3K4

Telephone Number:                           (888) 845-2555
___________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.00001
___________________________________________________________________________
(Title of each class of securities covered by this Form)

Not Applicable
___________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certificate or notice date:1 holder as of October 19, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934 SONTERA DESIGN INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SONTERA DESIGN INC.

October 19, 2009	By:	JOHN CAMILLERI
John Camilleri
President and Director